Exhibit 99.1

News Release

PartnerRe Corrects EXOR’s Misleading Press Release on PartnerRe’s Preferred Shares

S&P Has Not Provided a View on PartnerRe’s Ratings in Relation to a Potential Sale to EXOR

S&P Has Provided a View on EXOR’s Ratings –
It has Revised its Outlook on EXOR’s Ratings to “Negative”

The PartnerRe and AXIS Merger Protects Preferred Shareholders, while the EXOR Offer would Pose Material Uncertainties to the Value of PartnerRe Preferred Shares

PEMBROKE, Bermuda – June 23, 2015 – PartnerRe Ltd. (NYSE:PRE) today corrected recent misleading statements made by EXOR regarding PartnerRe’s ratings in the event of a sale to EXOR. EXOR’s June 16, 2015 release implies that EXOR had received official guidance from Standard and Poor’s (“S&P”) on the ratings of PartnerRe under potential EXOR ownership. PartnerRe believes it is imperative to make clear the following facts:

S&P Has NOT Provided a View on PartnerRe’s Ratings in Relation to a Sale to EXOR

•	S&P has not taken a view nor has it made any public statements regarding the credit or financial strength ratings of PartnerRe in the event of an EXOR acquisition. EXOR’s statements with regard to PartnerRe’s potential credit ratings are misleading, and do not reflect the views of S&P or S&P’s analyst for PartnerRe.

•	PartnerRe does not anticipate that S&P will comment on the potential rating implications of a hypothetical EXOR acquisition of PartnerRe unless and until a definitive merger agreement is in place.

S&P Has Provided a View on EXOR’s Ratings in Relation to a Potential Acquisition of PartnerRe – It has Revised its Outlook on EXOR’s Ratings to “Negative”

•	S&P revised its outlook on EXOR’s credit rating to “Negative” following its unsolicited offer to acquire PartnerRe due to EXOR’s increased indebtedness associated with financing the proposed acquisition.

As S&P stated on April 17, 2015: “The [EXOR] negative outlook reflects our view that if the PartnerRe acquisition is completed, EXOR’s LTV [loan-to-value] may exceed our 20% threshold for the ratings. It also reflects our view that EXOR’s listed assets may fall below 60% of total assets, which we believe would not be commensurate with our current assessment of a ‘satisfactory’ business risk profile.”

S&P Has Affirmed PartnerRe’s Ratings With a Stable Outlook in the Context of the AXIS Merger

As S&P stated on March 13, 2015: “We are affirming all of our ratings on AXIS and PartnerRe and their respective operating companies…  The stable outlook reflects our view that, after the deal closes, the consolidated group will maintain a very strong capitalization redundant at the 'AA' level. We also expect the group to strengthen its very strong competitive position supported by a diverse product portfolio.”

The preferred shares of the merged PartnerRe/AXIS will be supported by a stronger combined balance sheet, increased equity base and enhanced, more stable earnings.

News Release

A potential sale of PartnerRe to EXOR presents significant uncertainties to preferred shareholders and creditors, which would need to be evaluated by all four ratings agencies (S&P, Moody’s, A.M. Best and Fitch).

•	Unlike common shareholders, perpetual preferred shareholders and creditors would retain a continuing interest in PartnerRe post-acquisition by EXOR.

•	Preferred shares would be a fundamentally different security if PartnerRe were owned by EXOR vs. merged with AXIS:

▪	Wholly owned subsidiary of diversified financial investor vs. independent enterprise solely focused on reinsurance / insurance.

▪	Directly exposed to parent company decisions about management, dividend policy, enterprise risk profile which may be driven by factors extraneous to insurance markets.

▪	Indirectly exposed to financial condition of sister companies Fiat Chrysler Automobiles (“FCA”) and CNH Industrial – non-investment grade rated industrial entities that are marginally profitable and capital intensive and cyclical.

▪	More limited access to capital following a major catastrophe as a wholly-owned subsidiary of EXOR vs. remaining as a publicly listed company when merged with AXIS.

•	Notwithstanding EXOR’s assertions, PartnerRe’s credit standing and ratings will be impacted by developments at EXOR and vice versa.

▪	Rating agency communications are clear on this point and are supported by rating methodologies for operating holding companies.

PartnerRe continues to believe that there is considerable downside risk involved in a sale to EXOR, on its current price and terms, especially for preferred shareholders.

The PartnerRe Board of Directors continues to urge its shareholders of both common and preferred shares to promptly use the white proxy card to vote FOR the Amalgamation Agreement with AXIS Capital at the Shareholder Meeting on July 24, 2015. Shareholders with questions about how to vote their shares may call Innisfree M&A Incorporated at (877) 825-8971 (toll-free from the U.S. and Canada) or +1-412-232-3651 (from other locations.)

Additional information is available on PartnerRe’s website and on www.partnerre-valuecreation.com.

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News Release

About PartnerRe

PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company, through its wholly owned subsidiaries, also offers capital markets products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multi-line and other lines in its Non-life operations, mortality, longevity and accident and health in its Life and Health operations, and alternative risk products. For the year ended December 31, 2014, total revenues were $6.5 billion. At March 31, 2015, total assets were $22.5 billion, total capital was $8.0 billion and total shareholders’ equity attributable to PartnerRe was $7.2 billion.

PartnerRe on the Internet: www.partnerre.com

PartnerRe Ltd. Contacts:

Investor Contact: Robin Sidders

robin.sidders@partnerre.com
(441) 294-5216

Media Contact: Celia Powell

celia.powell@partnerre.com

(441) 294-5210

Or

Sard Verbinnen & Co
Drew Brown/Robin Weinberg
(212) 687-8080

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

News Release

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

News Release

•     the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•     the failure to consummate or delay in consummating the proposed transaction for other reasons;

•     the timing to consummate the proposed transaction;

•     the risk that a condition to closing of the proposed transaction may not be satisfied;

•     the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•     AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•     the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•     the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.